Item 77I (a) Rule 18f-3 Plan for GMO Trust Classes I-VIII and M. The changes to the GMO Trust Rule 18f-3 plan were primarily intended to clarify the dates on which GMO shareholder services will determine the class for which each investor is eligible at that time and the process for providing notice to any investor whose investment will be converted to a class with a higher shareholder service fee. The other substantive change relates to GMO's determination as to aggregation of client accounts for purposes of determining eligibility for a particular class.

(b) Effective June 27, 2003, International Disciplined Equity Fund added a new class of fund shares, Class IV. This class of shares is distinguished from the other classes by its Shareholder Service fee of .09% (Class III fee is .15%)